EXHIBIT 12

OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Three Months Ended
	March 31		Year Ended December 31

	2001	2000	2000	1999	1998	1997	1996

Income from continuing operations(a)	$567	$276	$1,785	$699	$400	$245	$486

Add:

Provision for taxes on income (other than foreign and gas taxes)	194	183	871	306	204	47	99

Interest and debt expense(b)	122	110	540	515	576	446	492

Portion of lease rentals representative of the interest factor	1	2	6	31	36	39	38

	317	295	1,417	852	816	532	629

Earnings (loss) before fixed charges	$884	$571	$3,202	$1,551	$1,216	$777	$1,115

Fixed charges

Interest and debt expense including capitalized interest(b)	$123	$110	$543	$522	$594	$462	$499

Portion of lease rentals representative of the interest factor	1	2	6	31	36	39	38

Total fixed charges	$124	$112	$549	$553	$630	$501	$537

Ratio of earnings to fixed charges	7.13	5.10	5.83	2.80	1.93	1.55	2.08

(a)	Includes (1) minority interest in net income of majority-owned subsidiaries having fixed charges and (2) income from less-than-50-percent-owned equity investments adjusted to reflect only dividends received.

(b)	Includes proportionate share of interest and debt expense of 50-percent-owned equity investments.